Exhibit 99.5

Vision Marine Technologies Reached New Milestone Achieved in Meeting Future Evolving HV Electric Boating Industry Standards - Test Cell Results

MONTREAL, QC / ACCESSWIRE / April 9, 2024/ Vision Marine Technologies Inc. (NASDAQ:VMAR) ("Vision Marine" or the "Company"), a leader in electric marine propulsion, is proud to announce a groundbreaking achievement in electric outboard propulsion, in collaboration with McLaren Engineering, a division of Linamar Corporation. Aligning with the fast-evolving electric market and the upcoming SAE J1228 outboard compliance standard, Vision Marine has revolutionized the measurement of rated power output with its E-Motion™ 180E Electric Powertrain Systems.

To accurately gauge the performance and efficiency of high-voltage electric outboards, Vision Marine and McLaren Engineering have developed a sophisticated test cell. This state-of-the-art test bed is designed to meticulously control various critical parameters such as electrical tension, water and air temperature, water flow and drainage, and propeller resistance. This is designed to provide a comprehensive and precise assessment of the powertrain system under conditions that mimic real-world usage.

"We are excited for Vision Marine on the conclusion of this system validation test," said Kevin Ledford, Global Vice President of Engineered Products for Linamar. "Our McLaren Engineering division has built a global reputation in the mobility markets for developing advanced propulsion system solutions. We utilized that expertise in collaboration with Vision Marine on this project to study the durability of their E-Motion™ product. With the test now successfully completed, Vision Marine has come another step closer to industrialization of their technology for the recreational marine market."

Marine Outboard testing cell at McLaren Engineering.

Drawing inspiration from the electric car industry, Vision Marine has established a new benchmark for measuring the maximum continuous power of its outboards. Tested the actual power at the propeller after 30 minutes of operation represents the maximum continuous power output. This method not only measures the actual power delivered to the propeller (which exceeds with ease the 180E's 180 hp) but also demonstrates an impressive efficiency of the electric motor and lower unit - 97% and 87% respectively. This achievement marks a significant milestone for the nautical electric industry, demonstrating the feasibility of accurately stating an outboard's power measured at the propeller after extended use offering clear real world usage expectations. Traditionally, the industry has relied on measuring the instantaneous electrical power input during the first 30 seconds or based on continuous power input.

"By adopting standards from the electric car industry and applying them to nautical electric propulsion, we are not only enhancing the transparency of our offerings but also showcasing the true power, potential and efficiency of our electric powertrain systems," said Xavier Montagne, CTO & COO of Vision Marine. "We are excited to lead the charge in establishing real power metrics that will benefit consumers and pave the way for a more sustainable and informed future in electric boating."

Vision Marine seeks to not just lead the way in electric propulsion, but to also reshape the industry's standards for the betterment of both consumers and manufacturers. By pioneering a new standard of transparency and reliability in how power is evaluated and communicated, Vision Marine hopes to set the stage for a rapidly evolving market. This leadership not only benefits the end users by ensuring they receive products that truly match their expectations but also aids manufacturers in adopting clear, honest practices that foster trust and growth. Through this approach, Vision Marine is accelerating the advancement and widespread adoption of electric boating, promoting a future where efficiency, performance, and environmental stewardship go hand in hand.

About Vision Marine

Vision Marine Technologies Inc. (NASDAQ:VMAR) epitomizes the marine industry's shift towards electric propulsion, offering the pioneering E-Motion™ outboard powertrain system. This innovative technology represents a significant leap forward in marine propulsion, combining advanced battery packs, inverters, and high-efficiency motors with proprietary software and assembly techniques. Vision Marine's commitment to eco-friendly electric powerboats is reshaping the recreational boating experience, offering higher speeds, longer ranges, and smoother rides than traditional internal combustion engine boats. With a focus on design, innovation, and craftsmanship, Vision Marine continues to redefine recreational boating for a more sustainable future.

Forward-Looking Statements
This press release contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include predictions, expectations, estimates, and other information that might be considered as future events or trends, not relating to historical matters. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Vision Marine's Annual Report on Form 20-F for the year ended August 31, 2023, and its periodic filings with the SEC provide a detailed discussion of these risks and uncertainties. Vision Marine does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, as required by law.

Learn More

Website: www.visionmarinetechnologies.com

Twitter: @marine_vision

Facebook: @VisionMarineTechnologies

Instagram: @visionmarine. technologies

YouTube: @VisionMarineTechnologies

Investor and Company Contact:

Bruce Nurse
303-919-2913
bn@v-mti.com

SOURCE: Vision Marine Technologies Inc